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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
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Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ResMed Inc.

(Name of Issuer)

Common Stock, par value $0.04 (“Common Stock”)

(Title of Class of Securities)

761152107

(CUSIP Number)

February 26, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761152107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WESTPAC BANKING CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization AUSTRALIA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,591,653.8

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,591,653.8

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,591,653.8

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) Approximately 4.99%

12.	Type of Reporting Person (See Instructions) HC/BK

CUSIP No. 761152107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WESTPAC EQUITY HOLDINGS PTY LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization AUSTRALIA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,591,653.8

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,591,653.8

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,591,653.8

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) Approximately 4.99%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 761152107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WESTPAC FINANCIAL SERVICES GROUP LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization AUSTRALIA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,591,653.8

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,591,653.8

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) Approximately 4.99%

12.	Type of Reporting Person (See Instructions) HC

Item 1.
	(a)	Name of Issuer ResMed Inc.
	(b)	Address of Issuer's Principal Executive Offices 14040 Danielson Street Poway, California 92064-6857 (858) 746-2400

Item 2.
	(a)	Name of Person Filing Westpac Banking Corporation; Westpac Equity Holdings Pty Limited; and Westpac Financial Services Group Limited.
	(b)	Address of Principal Business Office or, if none, Residence 60 Martin Place Sydney NSW 2000 Australia
	(c)	Citizenship N/A
	(d)	Title of Class of Securities Common Stock, par value $0.04 (the "Common Stock")
	(e)	CUSIP Number 761152107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,591,653.8
(b) Percent of class: approximately 4.99%(1).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 1,591,653.8
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 1,591,653.8

(1) ResMed Inc, had 319,166,800 CHESS units on issue according to IRESS, the integrated Real-Time Equity System of IRESS Market Technology Limited, on 26 February 2003.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group

Westpac Banking Corporation (WBC) may be deemed to be the indirect beneficial owner of 4.99% of the outstanding shares of common stock of ResMed Inc. because it is the ultimate parent of:

• Westpac Investment Management Pty Limited which owns directly 3,176,073 CHESS units of Foreign Securities (“CUFS”), which represent 317,607.3 shares of Common Stock;

• BT Funds Management Limited which owns directly 7,250,300 CUFS which represent 725,030.0 shares of Common Stock; and

• Sagitta Wealth Management Limited which owns directly 5,490,165 CUFS which represent 549016.5 shares of Common Stock.

Westpac Financial Services Group Limited may also be deemed to be the indirect beneficial owner of 4.99% of the outstanding shares of common stock of ResMed Inc. because it is a wholly owned subsidiary of WBC and because it beneficially owns directly all of the outstanding equity of Westpac Investment Management Pty Limited and Sagitta Wealth Management Limited and indirectly all of the outstanding equity of BT Funds Management Limited.

Westpac Equity Holdings Pty Limited, may also be deemed to be the indirect beneficial owner of 4.99% of the outstanding shares of common stock of ResMed Inc. because it is a wholly owned subsidiary of Westpac Banking Corporation and because it beneficially owns directly all of the outstanding equity of Westpac Financial Services Group Limited.

Each of Westpac Banking Corporation, Westpac Financial Services Group Limited and Westpac Equity Holdings Pty Limited disclaim beneficial ownership of the shares of common stock of ResMed Inc.

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 7 March 2003

WESTPAC BANKING CORPORATION

	By:	“/s/”M Marchhart
Name:
	Title:	Secretary

WESTPAC EQUITY HOLDINGS PTY LIMITED

	By:	“/s/”M Marchhart
Name:
	Title:	Secretary

WESTPAC FINANCIAL SERVICES GROUP LIMITED

	By:	“/s/”M Marchhart
Name:
	Title:	Secretary

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Item 7 Information